SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549
============================================================================

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                                Amendment No. 1

                         The Goldman Sachs Group, Inc.
   ------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  38141G 10 4
   ------------------------------------------------------------------------
                                (CUSIP Number)

                              Wallace G. K. Chin
                       Kamehameha Activities Association
                             567 South King Street
                            Honolulu, Hawaii 96813
                           Telephone: (808) 523-6299
         ------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               December 14, 1999
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                                                    13D


1.  NAMES OF REPORTING PERSONS
    Kamehameha Activities Association

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting of the KAA(1) and
     the Estate of Bernice Pauahi Bishop                             (a) [x]
    As to a group consisting of the Covered Persons(1) and SBCM(1)   (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Hawaii

  NUMBER OF            7. SOLE VOTING POWER (See Item 6)
   SHARES                  0
 BENEFICIALLY          8. SHARED VOTING POWER (See Item 6)
  OWNED BY                276,570,456 Covered Shares(1)
    EACH                  and Uncovered Shares(1) in the
  REPORTING               aggregate(2) held by Covered Persons(1)
   PERSON                 21,975,421 shares(2) held by KAA(1)
    WITH                  21,425,052 shares held by SBCM(1)
                       9. SOLE DISPOSITIVE POWER (See Item 6)
                          21,975,421
                      10. SHARED DISPOSITIVE POWER (See Item 6)
                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,975,421(3)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                            [x]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.0%(3)

14. TYPE OF REPORTING PERSON
    OO

--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SBCM and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and the Covered Persons.

(3) Excludes 276,570,456 and 21,425,052 shares of Common Stock held by the Covered Persons and SBCM, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and Covered Persons.

CUSIP NO. 38141G 10 4                                                    13D

1.  NAMES OF REPORTING PERSONS
    Estate of Bernice Pauahi Bishop

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting of the KAA(1) and
     the Estate of Bernice Pauahi Bishop                             (a) [x]
    As to a group consisting of the Covered Persons(1) and SBCM(1)   (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Hawaii

  NUMBER OF            7. SOLE VOTING POWER (See Item 6)
   SHARES                  0
 BENEFICIALLY          8. SHARED VOTING POWER (See Item 6)
  OWNED BY                276,570,456 Covered Shares(1)
    EACH                  and Uncovered Shares(1) in the
  REPORTING               aggregate(2) held by Covered Persons(1)
   PERSON                 21,975,421 shares(2) held by KAA(1)
    WITH                  21,425,052 shares held by SBCM(1)
                       9. SOLE DISPOSITIVE POWER (See Item 6)
                          21,975,421
                      10. SHARED DISPOSITIVE POWER (See Item 6)
                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,975,421(3)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                            [x]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.0%(3)

14. TYPE OF REPORTING PERSON
    OO

--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SBCM and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and the Covered Persons.

(3) Excludes 276,570,456 and 21,425,052 shares of Common Stock held by the Covered Persons and SBCM, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and Covered Persons.

This Amendment No. 1 to Schedule 13D amends and restates in its entirety such
Schedule 13D. This Amendment No. 1 is being filed because, according to Amendment No. 1 to Schedule 13D filed by the Covered Persons (as defined in
Item 2) on December 17, 1999, the Covered Persons' beneficial ownership of Common Stock has decreased by one percent or more of the Common Stock outstanding.

Item 1. Security and Issuer

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background

          (a), (b), (c), (f) This Schedule 13D is being filed by Kamehameha Activities Association, a Hawaii not-for-profit corporation ("KAA"), which is wholly owned by the Estate of Bernice Pauahi Bishop, a private educational charitable trust organized under the laws of the State of Hawaii (the "Bishop Estate"). KAA is organized exclusively for the benefit of, and to carry out the purposes of, the Bishop Estate. The Bishop Estate is a private educational charitable trust organized under the laws of the State of Hawaii for the purposes of operating primary and secondary educational institutions for the children of native Hawaiians. The address of KAA's and the Bishop Estate's principal business and office is 567 South King Street, Honolulu, Hawaii 96813. The name, citizenship, business address and present principal occupation or employment of the directors and executive officers of each of KAA and the Bishop Estate is set forth in Annex A to this Schedule 13D.

          This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Sumitomo Bank Capital Markets, Inc. ("SBCM"), who may be deemed to be members of a "group" with KAA or the Bishop Estate. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") and (iii) the shares of Common Stock subject to the Voting Agreement between SBCM and GS Inc. (the "SBCM Shares"), referred to below (see Item 6). All information contained in this Schedule relating to the Covered Persons and SBCM has been derived from the final prospectus, dated May 3, 1999, made part of the Registration Statement on Form S-1 filed by GS Inc. (File No. 333-74449) or from Amendment No. 1 to Schedule 13D filed by the Covered Persons on December 17, 1999. The Covered Persons and SBCM each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and SBCM.

          (d), (e) Except as described in Annex B, during the last five years, none of KAA or the Bishop Estate or, to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

          The Common Stock has been acquired by KAA and the Bishop Estate in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

Item 4. Purpose of Transactions

          KAA and the Bishop Estate acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. Except as described in Item 6, none of KAA or the Bishop Estate or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in
Item 4(a) through 4(j).

          Each of KAA and the Bishop Estate and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of KAA and the Bishop Estate and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of KAA and the Bishop Estate and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

          (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SBCM Shares.

          (b) Rows (7) through (10) of the cover pages to this Schedule and Annex A including the footnotes thereto set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between KAA, the Bishop Estate and GS Inc. referred to below (see Item 6) (the "KAA Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SBCM Shares.

          (c) Except as described in Annex C, neither KAA or the Bishop Estate, or to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 1 to the Schedule 13D filed by the Covered Persons on December 17, 1999 reports certain transactions in the Common Stock effected by the Covered Persons during the 60 days preceding the filing of such Amendment; the reader is referred to such filing for information relating to such transactions.

          (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

KAA VOTING AGREEMENT

          KAA and the Trustees of the Bishop Estate have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the KAA Voting Agreement will result in the shares of Common Stock owned by KAA being voted in the same manner as the Covered Shares. The Covered Persons and SBCM are not parties to the KAA Voting Agreement, and the KAA Voting Agreement is not enforceable by the Covered Persons or SBCM, will continue to exist independent of the existence of the Shareholders' Agreement and the SBCM Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or SBCM. The KAA Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

          Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

          GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

          Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SBCM VOTING AGREEMENT

          GS Inc. has disclosed that SBCM has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SBCM Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

          Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the SBCM Shares.


Item 7.  Material to be Filed as Exhibits

Exhibit         Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

                                                                       ANNEX A


          Information required as to Executive Officers and Directors of KAA and the Bishop Estate, respectively.



Name                  Citizen-  Residence or Business   Present principal            Aggregate
                      ship      Address                 occupation and name of       Number and
                                                        business where such          Percentage of
                                                        occupation is conducted      Common
                                                                                     Stock
                                                                                     Beneficially
                                                                                     Owned
--------------------  --------  ----------------------  ---------------------------  -------------

Francis Ahloy Keala   USA       567 South King Street   Director of Security,        None.
                                Honolulu, Hawaii 96813  Health and Safety for GTE
                                                        Hawaiian Tel and Trustee
                                                        of the Estate of Bernice
                                                        Pauahi Bishop
Constance Hee Lau     USA       567 South King Street   Treasurer, Hawaiian          None.
                                Honolulu, Hawaii 96813  Electric Industries, Inc.,
                                                        Financial Vice President
                                                        and Treasurer, HEI Power
                                                        Corp., and Trustee of the
                                                        Estate of Bernice Pauahi
                                                        Bishop
Ronald Dale Libkuman  USA       567 South King Street   Attorney at Law and          None.
                                Honolulu, Hawaii 96813  Trustee of the Estate of
                                                        Bernice Pauahi Bishop
David Paul Coon       USA       567 South King Street   Trustee of the Estate of     None.
                                Honolulu, Hawaii 96813  Bernice Pauahi Bishop
Robert Kalani Uichi   USA       567 South King Street   President, USS Missouri      None.
Kihune                          Honolulu, Hawaii 96813  Memorial Association,
                                                        Inc., and Trustee of the
                                                        Estate of Bernice Pauahi
                                                        Bishop
Judy L. Scoville-     USA       P.O. Box 3466           Kamehameha Schools           None.
Layfield                        Honolulu, HI  96801     Bishop Estate
Wallace G. K. Chin    USA       567 South King Street   Controller, Kamehameha       None.
                                Honolulu, Hawaii 96813  Schools Bishop Estate,
                                                        President, Kamehameha
                                                        Activities Association

                                                                       ANNEX B


    Information required as to proceedings described in Items 2(d) and 2(e)


      None.

                                                                       ANNEX C


Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by KAA or the Bishop Estate, or, to the best knowledge of KAA or the Bishop Estate, their respective executive officers and directors.


                None.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1999


                                          KAMEHAMEHA ACTIVITIES ASSOCIATION



                                          By:/s/ Wallace G. K. Chin
                                             --------------------------------
                                             Name:  Wallace G. K. Chin
                                             Title: President



                                          ESTATE OF BERNICE PAUAHI BISHOP



                                          By:/s/ Nathan T. K. Aipa
                                             --------------------------------
                                             Name:  Nathan T. K. Aipa
                                             Title: Acting Chief Operating
                                                    Officer

                                 EXHIBIT INDEX


Exhibit         Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).